U.S. SECURITIES AND EXCHANGE COMMISSION
                   Washington, DC 20549
                         FORM 10-SB
                      Amendment No. 3

               GENERAL FORM FOR REGISTRATION
           OF SECURITIES OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      OZOLUTIONS INC.
   (Name of Small Business Issuer in its charter)


           Delaware                         98-0229321
(State or Other Jurisdiction of            (IRS Employer
Incorporation or Organization)            Identification No.)


 30 Denver Crescent, Suite 200, Toronto, Ontario, Canada M2J 1G8
    (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (416) 490-0254


Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:
                                  Common Stock, Par Value  $0.001



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                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION

                                                              Page

Part I

1.   Description of Business                                    3

2.   Management's  Discussion and  Analysis  or
     Plan of Operations                                        10

3.   Description of Properties                                 12

4.   Security Ownership of Certain Beneficial Owners
     and Management                                            13

5.   Directors, Executive Officers, Promoters and
     Control Persons                                           14

6.   Executive Compensation                                    15

7.   Certain Relationships and Related Transactions            15

8.   Description of Securities                                 16

Part II

1.   Market Price of and Dividends on the Registrant'a
     Common Equity and Related Stockholder Matters             17

2.   Legal Proceedings                                         17

3.   Changes in and Disagreements with Accountants             17

4.   Recent Sales of Unregistered Securities                   17

5.   Indemnification of Directors and Officers                 18

Part F/S  Financial Statements                                 18

Part III

1.   Index to Exhibits                                         18

2.   Description of Exhibits                                   18

                                      2
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PART I

                   ITEM 1.  DESCRIPTION OF BUSINESS

General

     Ozolutions Inc. was formed as a Delaware corporation in January 1996 under the name "Unipak Process, Inc." as a subsidiary of Aban Hytek, Inc. ("AHI"). It received certain assets of AHI for its stock and the stock was spun-off to the stockholders of AHI in connection with a business reorganization between AHI and an unrelated party.

     In October 1999, Ozolutions changed its name to Rico Resources 1999, Inc., in connection with its plan at that time to engage in the business of developing a gold mining prospect in Costa Rica.Following further study and evaluation of the prospect, management determined that the estimated yield of gold from the prospect would not be sufficient based on prevailing gold prices to cover extraction costs and produce an acceptable profit. Consequently, this business endeavor was abandoned.

     In June 2000, Ozolutions acquired marketing rights to products of Hankin Ozone Systems Limited, a Canadian corporation, from 1421209 Ontario Limited, a Canadian corporation. No stockholder approval was required for the transaction under our certificate of incorporation or bylaws or by the General Corporation Law of Delaware. We acquired the marketing rights for 8,000,000 shares of Ozolutions common stock, or approximately 42% of the outstanding shares, a non-refundable payment of $17,217 (CDN$25,000) made at closing, and an additional $1,000,000 payable in installments commencing in November 2000. In November 2000, Ozolutions and 1421209 Ontario Limited agreed to an extension for the installment payments scheduled as follows:

     * $550,000 on the earlier of 90 days following the establishment of a public market in Ozolutions common stock or June 30, 2001;

     * $250,000 on the earlier of 150 days following the establishment of a public market in Ozolutions common stock or August 30, 2001; and

     * $200,000 on the earlier of 180 days following the establishment of a public market in Ozolutions common stock or September 30, 2001.

        We have yet to generate significant revenue from operations and there is no assurance we will generate significant revenue from operations prior to the end of June 2001. Consequently, Ozolutions may need to seek financing from outside sources to make the payment of $550,000 due June 30, 2001, or negotiate with 1421209 Ontario Limited a further extension on the payment. We have not identified any potential sources of financing and have no assurances that 1421209 Ontario Limited would grant an extension in June 2001. Failure to make the installment payment due in June 2001, or any subsequent payment, would be a default under the

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purchase contract for the marketing rights that could  result  in  a claim  against Ozolutions and a loss  of  our  marketing  rights  to
Hankin  products.   Our  present  plan  is  to  focus  only  on  the
distribution of  Hankin  products,  so  the  loss of  our  right  to
distribute  those   products  for  any   reason   would  effectively
terminate our business operations.

     The marketing rights we acquired were valued for financial reporting purposes at $1,025,217, which includes the nonrefundable payment made at closing in the amount of $17,217, the $1,000,000 installment obligation, and a value of $8,000 assigned to the common stock issued, which is the total par value for 8,000,000 shares. In connection with the acquisition, we changed our name to Ozolutions Inc.

     Ozolutions is a development stage company engaged in the business of distributing Hankin ozone water treatment systems. Ozone water treatment systems are based on ozonation, which is the treatment of water with ozone gas to purify the water. Ozone systems include an ozone generator that applies an electrical discharge to oxygen or ambient air to produce ozone, and a transfer system for injecting the ozone into a water stream to oxidize or purify the water. The medium to large size Hankin systems are produced for specific projects out of modular components, so the system can provide the volume of water treatment required for each project. The smaller OzoTitan is self-contained unit designed to serve a range of small water treatment uses.

     Ozolutions has an exclusive distributorship agreement with Hankin, which allows us to market and sell the complete range of Hankin water treatment products in Mexico and the Caribbean Zone. In addition, Ozolutions has an exclusive agreement to market in the Province of Ontario, Canada, a new compact ozone power generator called the OzoTitan, which can be used by consumers and smaller commercial and institutional customers to purify water.

     Under our distribution agreements for Mexico and the Caribbean Zone, we receive a commission for completed sales. In Ontario we are entitled to purchase from Hankin the OzoTitan and related products at Hankin's established prices, which are no higher than prices to other distributors, and we resell the product to end users at a mark-up.

     We began our marketing efforts in Mexico and the Caribbean Zone in July 2000, and have identified eight potential water treatment projects in Mexico. The Mexican state of Chihuahua has three new water projects and two wastewater treatment projects proposed for
development before the end of  2001.   As  proposed,  a  significant
portion  of  the  projects  would  consist  of ozone water treatment
systems.  Pemex  Refinacion,  the   Mexican   petroleum  agency, has
proposed three cooling tower installations for refineries that incorporate ozone water treatment systems.The current schedule is to collect field data and specifications for the projects in November 2000, so that bids for the projects can be submitted in February or March 2001. Although we are unaware of any other bidders, there
is  always  the  possibility   that  other  companies  will   submit
competitive bids for the ozone treatment components of these projects, so there is no assurance that one or more of the project contracts
will be awarded to the Hankin products we  offer.   We  have  yet  to
realize any revenue from sale of water treatment systems, but

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we  expect we will complete sales of our first systems before the end
of  2001.   A  system  is  sold  when  the  water  treatment unit  is
delivered and billed.

        We expect to commence a marketing program for the OzoTitan in Ontario during the first quarter of 2001. Ozolutions is now interviewing and evaluating independent dealers in Ontario for the OzoTitan. We are focusing on dealers located within a four hour drive of Toronto, so that we can provide more effective marketing and technical support for the launch of the OzoTitan sales effort. We have entered into dealer agreements with 10 dealers and are seeking an additional five dealers. With Hankin we will hold product, installation, and service training with dealers in January and February 2001, so that they can initiate sales programs in the winter and spring.

       We have ordered 25 OzoTitans for delivery in January and February 2001, at a cost to us of $1,667 per unit, or a total of $41,675. These units will be resold to our dealers at $2,800 per unit
for their initial inventory.   The  suggested  retail  price  for the
OzoTitan is $3,933. When we place an order with Hankin, we pay 50% of the total invoice price with the balance due net 30 days after delivery. We believe we can obtain delivery of units within 30 days of order, so we plan on placing orders for product against orders we receive from our dealers and customers we sell to directly. Dealers and customers are required to pay 50% of the invoice price at the time of ordering with the balance due on the date of delivery. No units will be ordered for a dealer or customer unless Ozolutions receives the initial deposit, and units will only be delivered against payment of the remaining purchase price.

        The OzoTitan carries a one year warranty from Hankin against defects in material and workmanship. Defective units can be returned to Ozolutions for warranty repairs by Hankin or replacement.

     We are in the development stage, in that we have yet to generate significant revenue from operations. We had a net loss of $51,678 for the year ended August 31, 2000. Ozolutions has no history of profitable operations on which to base a judgment regarding our future operations. Our operations and resulting cash flows are subject to all of the risks inherent in an emerging business enterprise, which has not achieved profitability. There can be no assurance that product sales made by us in the future will be at volumes and prices sufficient for us to achieve and maintain profitable operations.

As a result of filing this registration statement we are required to file with the Securities and Exchange Commission annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports of certain events on Form 8-K, and proxy and information statements disseminated to stockholders in connection with meeting of stockholders and other stockholder actions. Copies of these and any other materials we file with the Commission may be inspected without charge at the public reference facilities maintained by the Commission in:

     *    Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549;

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     *    The Chicago Regional Office, Suite 1400, 500 West Madison
          Street, Citicorp Center, Chicago, Illinois 60661; and

     *    The New York Regional Office, Suite 1300, 7 World Trade
          Center, New York, New York 10048.

     Copies of all or any part of our filings may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the Commission are also available through the SEC's Web site at http://www. sec.gov.

     Ozolutions' offices are located at 30 Denver Crescent, Suite 200, Toronto, Ontario, Canada M2J 1G8, where our telephone number is (416) 490-0254.

Our Distributorship

     In Mexico and the Caribbean Zone (countries located in or bordering on the Caribbean Ocean with the exception of Mexico and Cuba) Ozolutions is entitled to market on an exclusive basis medium to large size Hankin ozone generating equipment systems used for water treatment in various applications. We can also distribute in Mexico and the Caribbean Zone the smaller OzoTitan, but we have not developed any marketing plans for the OzoTitan in these territories and do not expect we will do so prior to the end of 2001. Each distribution agreement is for a term of three years and is renewable for two additional three-year terms. In order to obtain renewal of our exclusive marketing rights in Mexico only, we must obtain at least CDN$1,000,000 (approximatelyUSD$666,666 based on current exchange rates) of sales in each three-year term of the agreement. Due to this condition in the distribution contract for Mexico, we have focused on marketing Hankin products in Mexico and expect we will continue to do so through the first six months of 2001. We are required to use our best efforts to procure orders in the territories and to maintain a sales force in each territory. Each order or contract for purchase of a Hankin system must be submitted to Hankin for final pricing and approval, and we receive a commission on the final contract price, excluding any portion of the price attributable to consulting, engineering and design services provided by Hankin and post installation maintenance and repair. Our commission is

     10% of the first CDN$100,000 of the contract price (approximately USD$66,666 based on current exchange rates),

     7.5% of the next CDN$100,000 (approximately USD$66,666 based on current exchange rates),

     6% of the next  CDN$300,000   (approximately  USD$200,000 based on
     current exchange rates),

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     2% of the  next  CDN$500,000   (approximately  USD$333,333 based on
     current exchange rates), and

     1% of any remaining amount.

A territory fee of CDN$50,000 (USD$33,333) was required to secure the marketing rights in Mexico. Of this fee, CDN$15,000 (USD$10,000) has been paid and the balance is payable out of 10% of our commission earned on product sales.


         In Ontario, Canada, Ozolutions is the exclusive distributor for Hankin's Point of Use and Point of Entry water treatment units, which are referred to as the OzoTitan, and related products. We do not hold marketing rights for any of the larger Hankin systems in Ontario. The distribution agreement for this smaller system covering Ontario is for a term of three years and is renewable for two additional three-year terms without minimum sale requirements. We are required to use our best efforts to procure orders in the territories and to maintain a sales force for that purpose. Under the agreement we purchase the OzoTitan and related products from Hankin at published prices to all distributors and, if there are no published prices, at prices no higher than those charged other distributors. We expect to resell the product to our dealers at a mark-up of approximately 68% of our cost, or a price of approximately $ 2,800 based on our current cost of $1,667.

Hankin Products

     Hankin offers a variety of medium to large size ozone process equipment for use in treating water for recreational, industrial,
municipal  and other commercial  applications.   These  would  include
swimming  and wave pool facilities, treatment of industrial  effluent,
treatment  of   cooling  tower   water,   municipal  water  treatment,
purification of drinking  water,  and bottled water purification.  The
equipment  consists  of  modules  or  component  parts  that  can   be
configured to meet the specific treatment needs of the customer. In unusual applications, Hankin can design custom systems for the customer. The price for ozone process systems range from $27,000 for medium-sized systems to $200,000 for larger systems.

   The OzoTitan is a smaller, self-contained ozone process system designed by Hankin for the consumer market. It incorporates the latest electronics and semi-conductor technology integrated with a dielectric assembly to provide a low-cost, high efficiency ozone generator. Perhaps the most significant feature of the OzoTitan is its great versatility. Due to its size, weight and energy consumption, it is well suited to a number of small ozone treatment applications, including:


     *    Small bottled water systems
     *    Cooling water treatment
     *    Laboratory use
     *    Ultra pure water
     *    Residential/cottage use


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


     The OzoTitan comes cabinet mounted with connections in the rear of the unit. Controls are front panel mounted for easy access. Electrical components are maintained at a cool operating temperature by a cabinet mounted fan. Tubing and fittings in contact with ozonated gas are constructed of glass, 316 stainless steel or Teflon.

     Manufacturing of the OzoTitan has been out- sourced, but not sold, by Hankin to an independent manufacturer. 1421209 Ontario Limited acquired a right of first refusal to purchase the manufacturing rights on the same terms and conditions offered by a prospective purchaser in the event Hankin ever decides to sell the manufacturing rights. This first right of refusal was assigned to Ozolutions when we acquired the marketing rights to the OzoTitan in Ontario. We have not received any indication that Hankin ever intends to sell the manufacturing rights, so we cannot predict whether we would ever be in a position to exercise this first right of refusal.

        Hankin is a publicly-held Canada corporation that has engaged in the business of designing, manufacturing, and selling ozone generating equipment systems since 1972. Hankin's sales (unaudited) for the nine months ended June 30, 2000 were CDN$11,614,588, its income before interest, taxes, and amortization was CDN$1,140,000, and its net income
for the  period  was  CDN$451,729.   At  June  30,  2000  Hankin  had an
accumulated   deficit  of  CDN$7,658,081.  For  the  fiscal  year  ended
September 30, 1999 sales were CDN$13,662,896 income before interest, taxes and amortization was CDN$590,099 and net loss for the period was CDN$1,518,606.

Marketing Strategy

     Ozolutions intends to market Hankin systems in Mexico and the Caribbean Zone primarily to national, state, and local governmental units and municipalities as a solution for their water treatment needs. These marketing efforts will be undertaken primarily by management and through independent contractors and consultants. We are now establishing our independent contractors in Mexico and the Caribbean Zone and are pursuing directly contacts with government officials responsible for water projects. These efforts have resulted in the identification of sales opportunities in food processing, water bottling, hotels, hospitals, and industrial cooling towers. Mexico and the Caribbean Zone represent new markets for Hankin where it has not previously sold its large and medium size water treatment systems. Our marketing rights give us the opportunity to develop these markets for Hankin.

     Historically, ozone based water treatment products were only available to medium and larger sized municipal, industrial and institutional users. The OzoTitan, which is a new product developed by Hankin, has the potential to increase greatly the number of units sold because it opens the market to consumers and smaller commercial and institutional customers. Since June 2000, we have been developing a dealer network in Ontario of independent contractors to promote the OzoTitan for use in home and small industrial applications. We began by identifying engineering, electrical, mechanical, and water system contractors, capable of selling and installing the system and providing ongoing service. We are now interviewing 35 dealer candidates, and expect to select a total of 15 dealers for sales and installation training by the end

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of 2000.  Our objective is to have the dealers ready to offer the OzoTitan in the first quarter of 2001 to take advantage of the beginning of the construction season in the spring of 2001.

     Ozolutions has engaged two consultants to assist with the development
of  our  marketing  effort.   Edward G. Deans  will  assist  us  with  the
development of the market in Mexico and the Caribbean Zone under a consulting agreement that pays to him a fee of $90,000 per year over the three-year term of the agreement. Either party may cancel the agreement
after the first year on six months prior notice to the  other.   Mr. Deans
has over 10 years experience as an independent sales consultant in marketing water systems and equipment. Ronald L. Larocque & Associates Ltd. will provide at least six hours per month of marketing and business development services to Ozolutions for $12,000 payable over the one-year term of the consulting agreement. Additional services may be rendered at
the  rate  of  $175  per  hour.   Mr.  Larocque is an engineer who has been
involved with ozonation technology, system  design  and  installation since
1972.

Competition

     Hankin products compete with similar products manufactured by other multi-national companies, many of which have greater financial and marketing resources than Ozolutions. Ozonia, PCI Wedeco, Vivendi/US Filter and Mitsubishi are the major competitors t hat offer medium and large size ozone water treatment systems similar to the systems offered by Hankin. These companies are pursuing the market for water treatment solutions in areas such as Mexico and the Caribbean Zone where there is a growing need for water treatment facilities, but we have found no evidence that these companies have captured a significant portion of the market for water treatment systems. We believe we can compete with these companies based on price and product performance.

     The market for smaller water treatment systems in Ontario is fragmented with a large number of companies offering systems with differing technologies. The different technologies used in available systems include filtration
through active  carbon  or  other   substances,  distillation,  ultra  violet
treatment, and reverse osmosis. We have found no evidence that any one technology has a significantly greater market share than the other. Only one company, OzoMax, offers a product similar to the OzoTitan. The OzoMax is manufactured in China in the form of a core units with add on components that must be purchased to make the product functional, while the OzoTitan comes
complete as a fully integrated  unit.   Based  solely  on its own examination
of the products, management of Ozolutions believes the OzoTitan is superior in materials and workmanship to the OzoMax. Ozolutions has not found any evidence that there is an established dealer or service network for the OzoMax in Ontario. We believe we can compete with other small water treatment systems on the basis of price and product performance.

Government Regulation

     Ozolutions sales activity in various countries may be subject to local business licensing requirements, to the extent such requirements exist in a given country. We do not believe these licensing requirements represent a significant barrier to our distribution business. Generally, on sale of Hankin products in various countries Hankin is responsible for complying with any

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import and installation regulations applicable to the systems  sold.
The adoption of NAFTA several years ago has removed any significant barriers to the importation of Hankin products in the countries where we are pursuing our sales efforts.

Employees

 As of June 30, 2000, Ozolutions employed a total of three persons, including two executives and one clerical employee. None of the its employees is represented by a labor union. Ozolutions has experienced no work stoppages and believes that its relations with its employees are good.

  ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

     At the present time Ozolutions is in the development stage and
does  not  provide any product or service.   We  intend  to  be  an
international marketer and distributor of water purification systems using ozone technology. The markets we will target are Mexico, the Caribbean Zone, and Ontario, Canada.

     Ozolutions acquired distribution rights to Hankin products from 1421209 Ontario Limited for 8,000,000 shares of Ozolutions common stock, or approximately 42% of the outstanding shares, $17,217 (CDN$ 25,000) paid at closing, and an additional $1,000,000 payable in installments.

        Ozolutions was originally required to make a payment of $550, 000 to 1421209 Ontario Limited no later than November 21, 2000, as part of the purchase price for the distribution rights it acquired from 1421209 Ontario Limited, but this payment deadline was extended in November 2000 to June 30, 2001, to provide Ozolutions additional time to commence operations and raise capital. Additional payments of $250,000 and $200,000 are due no later than August 30, 2001 and September 30, 2001. There was no affiliation between 1421209 Ontario Limited and Ozolutions prior to the purchase of the distribution rights.

     There is no assurance that we will be able to generate sufficient revenue from operations within a time frame that will allow for timely payment of our obligations to 1421209 Ontario Limited. If this occurs, we will seek financing from outside sources to make these payments, but we have not identified any sources of financing, and there is no assurance any financing will be available on terms acceptable to Ozolutions. If we are unable to locate financing, Ozolutions will seek an extension of our payment obligations from 1421209 Ontario Limited. We have already obtained one extension from 1421209 Ontario Limited, but there is no assurance that 1421209 Ontario Limited will grant us another extension should we request it. Failure to make our June 2001 payment to 1421209 Ontario Limited as required under our purchase agreement would give rise to a claim against Ozolutions, which could result in a loss of our marketing rights and effectively terminate our business.
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

      1421209 Ontario Limited has agreed to loan to Ozolutions up to USD$300,000 at our option to provide financing for our operations at the time 1421209 Ontario Limited receives its first payment USD$550,000 from us under the purchase agreement for the distribution rights to Hankin products. The loan will be represented by a note due in two years bearing interest at an annual rate of 6.5% and payable quarterly in arrears.

     Following the filing of this registration statement and c learing comment from the Securities and Exchange Commission, Ozolutions will seek a broker-dealer that may be willing to make a market in its common stock and establish a public trading market. We have not identified any broker- dealer prepared to make a market in our common stock, so we cannot predict if or when a public market will develop. Assuming a public market for our common stock develops, Ozolutions believes this may facilitate our efforts to obtain debt or equity financing.

     Until Ozolutions receives outside financing to fu nd its capital commitments, its operations will be limited to those that can be effected through its officers, directors and consultants. These persons, except for Edward G. Deans and Ronald L. Larocque & Associates, have verbally agreed to defer payment of compensation from Ozolutions until revenue generated from sales of product and financing from outside sources provides sufficient working capital to fund operations and payment of their compensation. From June 1 through August 31, 2000,
D. Brian Robertson, a stockholder of Ozolutions, advanced $28,833 to Ozolutions to cover administrative expenses. The advances do not bear interest and no payment terms have been set by t he parties . This individual has indicated verbally his willingness to make further advances in the future as required to fund administrative costs. These advances are the sole source of capital to fund administrative costs. However, there is no written or fixed obligation to make further advances, so there is no assurance that Ozolutions will have capital to fund its operations over the next 12 months. Under distribution agreements with Hankin, product is shipped by Hankin against purchase orders we place either directly to the end user or dealer or to us for delivery to the end user or dealer. Accordingly, we do not require any significant amount of capital for inventory or facilities required to maintain and distribute inventory.

        Based solely on Management's evaluation of the potential market, Ozolutions believes 125 OzoTitan units can be sold in Ontario by the end of April 2001. In January and February 2001 we plan on taking delivery of the first 25 units, which will be sold and delivered to our ndependent dealers for their initial inventory. An additional 100 units have been ordered for delivery in the first four months of 2001 against purchase orders from our independent dealers. If we have significantly over estimated the potential market for the OzoTitan, our need for capital could increase by as much as $170,000 to purchase and hold in inventory the OzoTitan units ordered.


     Ozolutions believes its general, selling and administrative expenses during the 12-month period following the date i t can obtain additional financing of at least $300,000 will be $255,000. Approximately $75,000 will be used for marketing and sales expenses, including:

     *    production of printed sales materials,

     *    advertising in industry publications,
     * travel expenses associated with advancing proposed projects in Mexico and the Caribbean Zone, and
     *    travel expenses associated with
          establishing dealers in Ontario.

Approximately $102,0000 will be used to make payments under consulting contracts with Edward G. Deans and Ronald L. Larocque & Associates, who have assisted Ozolutions in formulating marketing plans and will assist in implementing those plans. The remaining $78,000 is the estimated cost of clerical and management staff and facilities required
to operate over the next year.   This  increase in general, selling and
administrative expenses will be attributable to implementation of our marketing plans for Hankin ozone products.

Forward-Looking Statements

     All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or  new d evelopments that Ozolutions expects or anticipates  will  or  may  occu r in the
future,  including   such  things  as  expansion  and  growth of its
operations  and other  such  matters  are  forwardlooking statements.
Any  one  or a  combination  of  factors  could   materially  affect
Ozolutions' operations and financial condition. These factors include competitive pressures, success or failure of marketing programs, changes in pricing and availability of services and products offered to members, legal and regulatory initiatives affecting member marketing and rebate programs or long distance service, and conditions in the capital markets. Forward-looking statements made by Ozolutions are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

         ITEM 3.  DESCRIPTION OF PROPERTIES

     Ozolutions uses approximately 400 square feet of office space at 30 Denver Crescent, Suite 200,
Toronto, Ontario, Canada M2J 1G8, provided by Max
Weissengruber, one of its officers and directors, at no charge. We believe this space will be adequate for our needs for at least the next 12 months.

     Ozolutions has a verbal understanding with an unaffiliated person, Graham Lintell, we expect to employ in 2001 to assist in managing our Ontario dealer group to use, as needed, 1,000 square feet of warehouse space to store OzoTitan units that are not shipped directly to end users or dealers. We expect the cost of this temporary storage space will be approximately $500 per month. If for any reason this arrangement is not effected, we believe there is a substantial amount of warehouse space available at reasonable rates in the Toronto area that can meet our needs.

 ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of July 31, 2000, the number and percentage of the outstanding shares of common stock which, according to the information supplied to Ozolutions, were beneficially owned by (i) each person who is currently a director, (ii) each executive officer,
(iii) all current directors and executive officers as a group and (iv) each person who, to the knowledge of Ozolutions, is the beneficial owner of more than 5% of the outstanding common stock.
Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.


                               Amount and Nature of Beneficial Ownerership
                                    Common                   Percent
Name and Address                    Shares                   of Class


1421209 Ontario Limited (1)      8,000,000                   42.1
Carl Lavoie
134 Melrose Avenue
Toronto, Ontario CN M5M 1Y7

Max Weissengruber (2)                0                       0
30 Denver Crescent, Suite 200
Toronto, Ontario, CN M2J 1G8

James A. Clemenger (2)               0                       0
53 Duggan Avenue
Toronto, Ontario, CN M4V 1Y1

Dennis P. Caplice (2)                0                       0
1210 Don Mills Road, #125
Toronto, Ontario, CN M3B 3N1

All Executive officers and           0                       0
Directors  as a  Group  (3
persons)
________________________________

(1)  Carl Lavoie is the sole owner of 1421209 Ontario
     Limited. Accordingly, Mr. Lavoie may be deemed to have voting and investment control over the 8,000,000 shares of common stock held of record by 1421209 Ontario Limited. From 1991 to the present, Mr. Lavoie has served as a Director of Financial Services with CB Richard Ellis Limited of Toronto, Ontario, where he has provided commercial mortgage and real estate transaction development and consulting services.

(2) These persons are all of the directors and executive officers of Ozolutions.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Officers

     The following table sets forth the names, ages, and positions with Ozolutions for each of the directors and officers.

Name                Age  Positions (1)                 Since

Max Weissengruber   62   President and Director          April 2000

James A. Clemenger  44   Secretary, Treasurer and        April 2000
                         Director

Dennis P. Caplice   64   Director                        April 2000

     All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualify. Officers serve at the discretion of the Board of Directors. We have no Board committees and do not expect to form any committees until our operations increase. The following is information on the business experience of each director and officer.

     Max Weissengruber has been a Managing Partner and sole owner of Acris Partners of Toronto, Ontario since May 1993. Acris Partners is a marketing and communications consulting firm engaged in the business of conducting employee surveys and developing marketing communications materials and customized training packages. Annual revenues for Acris partners over the four year period ended
December 31, 1999, have averaged $60,000 per year.
Mr. Weissengruber began Acris Partners after retiring from the position of Director of Marketing of Wilson
Learning Systems, a worldwide provider of strategic business development planning and employee training program services. He started with Wilson Learning
Systems in November 1987, and was responsible for developing programs for a number of clients, including General Motors and IBM Hong Kong.

     James A. Clemenger has been employed since
November 1999 as a Sales Manager for Dynamex of
Toronto, Ontario, where he is responsible for marketing sales programs for Postal Promotions, a specialized high priority courier service based in Toronto. From May 1997 to October 1999, he provided consulting services to MacLeod Trading Inc. on Latin
America trading opportunities and development of product distribution strategies. Mr. Clemenger was Consul and Trade Commissioner for the Colombian
Government trade Bureau in Toronto form June 1991 through October 1996 where he was responsible for promoting expansion of Colombian goods and services exports to Canada. He earned a Masters of Business
Administration from the University of Western Ontario in 1995.

     Dennis Caplice has been retired since 1992 from his position of Deputy Minister of Government
Services for the Province of Ontario, where he was responsible for common services, purchasing, and land and buildings for the Government of Ontario. He is formerly a director and President of the Pollution
Control Association of Ontario, a former board member of the International Joint Commission's Water Quality
Advisory Board (US/Canada boundary waters), and is a member of the Professional Engineers Organization of Ontario. Mr. Caplice earned a Masters of Science in
Sanitary Engineering from the University of Toronto in 1961.

           ITEM 6.  EXECUTIVE COMPENSATION

     No executive compensation was paid to any officer of Ozolutions during the year ended August
31, 2000, or from that date to the present. Each of the current executive officers have agreed to defer any compensation until Ozolutions obtains sufficient capital from operations or outside sources to cover compensation expenses. Since July 1, 2000, Max
Weissengruber has devoted substantially all of his time to getting the business of Ozolutions started, and he has agreed to defer compensation of $3,000 per month for his services, which began to accrue at July 1, 2000. James A. Clemenger has not devoted any material amount of time to the business of Ozolutions, and we do not expect his time commitment to us will change until our business develops and we begin recognizing revenue from sales of Hankin products. Dennis Caplice is currently devoting between eight and sixteen hours a week to the business of Ozolutions, and we expect his time commitment will increase as our business develops and we begin recognizing revenue from sales of Hankin products. Officers and directors are reimbursed for travel expenses incurred in connection with Ozolutions' business.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED
                    TRANSACTIONS

     In June 2000, Ozolutions acquired marketing rights to products of Hankin Ozone Systems Limited, a Canadian corporation, from 1421209 Ontario Limited, a
Canadian corporation.  At the time of the transaction
1421209 Ontario Limited was not affiliated with Ozolutions. We acquired the marketing rights for 8,000,000 shares of Ozolutions common stock, or approximately 42% of the outstanding shares, $17,217
(CDN$25,000) paid at closing, and an additional
$1,000,000 payable in installments as follows:

     *    $550,000 on the earlier of 90 days
          following the
          establishment of a public market in
          Ozolutions common stock or June 30, 2001;

     *    $250,000 on the earlier of 150 days
          following the  establishment  of  a
          public market in Ozolutions  common
          stock or August 30, 2001; and

     *    $200,000 on the earlier of 180 days
          following the establishment of a public
          market in Ozolutions  common stock  or
          September 30, 2001.

     As a negotiated element of the transaction, 1421209 Ontario Limited agreed to loan to Ozolutions up to USD$300,000, at our option, to provide financing for our operations at the time

1421209 Ontario Limited receives its first payment
$550,000 from us under the purchase agreement. The loan will be represented by a note due in two years bearing interest at an annual rate of 6.5% and payable quarterly in arrears.

     Ozolutions uses approximately 400 square feet of office space provided by Max Weissengruber, one of its officers and directors, at no charge. Ozolutions is of the opinion that the value of the space provided is not material to Ozolutions or its financial condition.

         ITEM 8.  DESCRIPTION OF SECURITIES

The authorized capitalization of Ozolutions consists of 50,000,000 shares of common stock, par value $0.001, of which 18,999,133 shares are outstanding. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of all common stock outstanding entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor.
Upon the liquidation, dissolution or winding up of Ozolutions, the holders of all shares of common stock are entitled to receive ratably the net assets of Ozolutions available after the payment of all debts and other liabilities.
Holders of common stock have no preemptive, subscription, redemption or conversion rights.

     The Securities Exchange Act of 1934 and
regulations promulgated thereunder place restrictions on trading activities in "penny stocks." Penny stocks are defined as equity securities priced under $5.00, which are not listed for trading on a national exchange or Nasdaq and are securities of issuers with a net tangible book value less than $2,000,000 (if in business for three years), a net tangible book value less than $5,000,000 (if in business less than three years), and average annual revenues less than $6,000,000 for the prior three years. Although there is presently no trading market for our common stock and we cannot predict what the market price may be in the future, it is likely the common stock of Ozolutions will be a penny stock if a trading market develops because we do not meet any of the asset or revenue tests described above. Brokers dealing in penny stocks are subject to special rules of disclosure to their clients regarding the risks of penny stock transactions, current market price, and trading activity and compensation to the broker. In addition, brokers are required to determine the suitability of penny stock transactions for each of their clients and obtain from each client written consent to participation in penny stock transactions.
These regulatory burdens discourage a number of brokers from becoming involved in a security until it is no longer a penny stock, which may adversely affect the depth and liquidity of any future market in the common stock of Ozolutions.

                       PART II

 ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
                EQUITY AND RELATED STOCKHOLDER MATTERS

     From the date of inception to the date of this registration statement there has been no public trading market for Ozolutions' common stock.
Following the filing of this registration statement, Ozolutions will seek out one or more stock brokerage firms to make a market in our stock and submit an application for quotation of our common stock on the OTC Bulletin Board. We voluntarily filed this registration statement on Form 10-SB to become a reporting company under the Securities Exchange Act of 1934, because being a reporting company is one of the conditions to quotation on the OTC Bulletin board. Furthermore, we believe it is difficult to find reputable broker-dealers willing to look at us and make a market in our stock unless we are a reporting company. Even if we become a reporting company, there is no assurance that we will be able to interest any broker-dealer in making a market in our stock or that a trading market in the common stock will be established or exist at any time in the future. Consequently, anyone who acquires stock in Ozolutions may hold an investment with little or no liquidity.

     Since its inception, no dividends have been paid on our common stock. Ozolutions intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

     On July 31, 2000, there were 1,530 holders of record of the Company's Common Stock.

             ITEM 2.  LEGAL PROCEEDINGS
     Neither Ozolutions nor any of its officers, directors or holders of five percent or more of its common stock is a party to any material pending legal proceedings, and to the best of our knowledge, no such proceedings by or against Ozolutions or its officers, directors or holders of five percent or more of its common stock have been threatened.

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH
                     ACCOUNTANTS

    There have been no changes in or disagreements with accountants since the Company's organization.

  ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     Under the Asset Purchase Agreement dated June
21, 2000, between Ozolutions and 1421209 Ontario
Limited, Ozolutions issued to Ontario Limited
8,000,000 shares of common stock to acquire all of Ontario Limited's distribution rights to Hankin products. These shares were issued in reliance on the exemptions from registration under Sections 3(b) and/or 4(2) of the Securities Act of 1933, and the safe harbor from registration provided in Regulation
S. No broker was involved in the transaction and no commissions were paid to any person.

 ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law,
Ozolutions' Certificate of Incorporation provides that no director or officer shall have any liability to Ozolutions or its stockholders for monetary damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Ozolutions' Bylaws provide that it shall indemnify and advance expenses to its officers and directors with respect to liabilities arising form their service to Ozolutions. However, nothing in the Certificate of Incorporation or Bylaws of Ozolutions protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

                      PART F/S
                FINANCIAL STATEMENTS

     The financial statements of Ozolutions appear at the end of this registration statement beginning with the Index to Financial Statements on page F-1.

                      PART III

              ITEM 1.  INDEX TO EXHIBITS
           ITEM 2.  DESCRIPTION OF EXHIBITS

Copies of the following documents are included as exhibits to this report.


Exhibit    Form 1-A       Title of Document                       Location
 No.        Ref. No.

  1          (2)          Certificate of Incorporation, as     Initial filing
                          amended October 22, 1999 and April      Page E-1
                          12, 2000

  2          (2)          By-Laws                              Initial filing
                                                                  Page E-5

  3          (6)          Asset Purchase Agreement dated       Inital filing
                          June 21, 2000, between                  Page E-14
                          1421209   Ontario   Limited
                          and Ozolutions Inc.

3(a)         (6)          Addendum A dated November 7, 2000,     Am. No. 2
                          to Asset Purchas Agreement dated        Page E-1
                          June 21, 2000, 1421209 Ontario Limited
                          and Ozolutions Inc.

  4          (6)       Assignment  of  Contract  for Hankin     Initial filing
                       product distribution rights in Mexico    Page E-20
                       Hankin Atlas Ozone systems Ltd.,
                       1421209 Ontario Limited and
                       Ozolutions Inc.

  5          (6)       Assignment  of  Contract  for Hankin     Initial filing
                       product distribution rights in the       Page E-31
                       Caribbean Zone between Hankin Atlas
                       Ozone systems Ltd., 1421209 Ontario
                       Limited and Ozolutions Inc.

  6          (6)       Assignment  of  Contract  for            Initial filing
                       Hankin product distribution              Page E-41
                       rights  in  Ontario between
                       Hankin Atlas Ozone systems
                       Ltd.,  1421209 Ontario Limited
                       and Ozolutions Inc.

  7          (6)       Loan  Agreement dated  June  21,
                       2000 between  1421209 Ontario            Initial filing
                       Limited and Ozolutions Inc.               Page E-49

  8           (6)      Consulting  Agreement between            Initial filing
                       Ozolutions Inc. and Edward G. Deans      Page E-54

  9           (6)      Consulting Agreement between             Initial filing
                       Ozolutions Inc. and                      Page E-59
                       R.L. Larocque & Associates

 9.1          (6)      Form of Ozolutions Dealer Agreement      This Filing
                                                                Page E-1

  10          (15)    Financial Data Schedules                  Am. No. 1

                     SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   OZOLUTIONS, INC.

Date:   January  3,  2001          By: /s/ Max Weissengruber, President

     In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: January 3, 2001         /s/  Max Weissengruber, Chief Executive Officer
                               and Director


Dated: January 3, 2001         /s/ James  A. Clemenger, Chief Financial Officer
                               and Director


Dated: January 3, 2001         /s/ Dennis P. Caplice,Director

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada


  TABLE OF CONTENTS


Independent Auditors' Report                         F-2

Balance Sheets at August 31, 2000 and 1999           F-3

Statements of Changes in Stockholders' Equity
(Deficit) for the Period from the
Date of Inception (January 10, 1996) through August
31, 1999 and August 31, 2000                         F-4

Statements of Operations for the three years in
the period ending August 31, 2000 and for the
period from the Date of Inception
(January 10, 1996) through August 31, 2000           F-5

Statements of Cash Flows for the three years in the
period ending August 31, 2000 and for the period
from the Date of Inception (January 10, 1996)
through August 31, 2000                            F-6 - F-7

Notes to Financial Statements                      F-8 - F-11

Rotenberg & Company, LLP
Certified Public Accountants & Consultants
500 First Federal Plaza, Rochester, N.Y. 14614
(716) 546-1158      Fax (716) 546-2943



                    INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  and Stockholders
Ozolutions, Inc.
Toronto, Ontario, Canada


       We  have  audited  the  accompanying  balance
sheets   of Ozolutions,  Inc.  (A  Development  Stage
Company)  (A  Delaware Corporation)  as  of August
31, 2000 and 1999,  and  the  related statements   of
operations,  changes  in  stockholders'   equity
(deficit), and cash flows for each of the three years in the period ended August 31, 2000 and for the period from the date of inception (January 10, 1996) through August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We  conducted  our  audits  in  accordance
with  generally accepted  auditing standards.  Those
standards  require  that  we plan  and perform the
audit to obtain reasonable assurance  about whether
 the   financial statements  are   free   of   material
misstatement.   An  audit includes examining, on  a
test  basis, evidence  supporting the amounts and
disclosures in the financial statements.   An  audit
also includes assessing  the  accounting principles
used and significant estimates made by management,
as well  as  evaluating the overall presentation  of
the  financial statements.   We  believe that our
audits provides  a  reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ozolutions, Inc. (A Development Stage Company) (A Delaware
Corporation) as of August 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended August
31, 2000 and for the period from the date of inception (January 10, 1996) through August 31,
2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been
prepared assuming Ozolutions,  Inc.  (A  Development
Stage  Company)  (A  Delaware Corporation)  will
continue as a going concern.   As  more  fully
described  in Note H, the Company has incurred losses
that  have resulted   in   a   retained  deficit.
This  condition   raises substantial  doubt about the
Company's ability to continue  as  a going  concern.
The  financial statements do  not  include  any
adjustments   that  might  result  from  the  outcome
of   this uncertainty.

/s/ Rotenberg & Company, LLP

Rotenberg & Company, LLP
Rochester, New York
  October 5, 2000

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada


BALANCE SHEETS


                                                        (U.S. Dollars)
August 31,                                             2000          1999

ASSETS

Cash and Cash Equivalents                            $     -       $      -

Marketing Rights                                      1,025,217           -

Total Assets                                         $1,025,217     $     -

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts Payable                                     $    6,845     $     -
Due to 1421209 Ontario Limited - Due Within One Year    800,000           -
Due to Stockholder                                       28,883          50


Total Current Liabilities                               835,728          50

Other Liabilities
Due to 1421209 Ontario Limited - Due After One Year     200,000           -

Total Liabilities                                     1,035,728          50

Stockholders' Equity (Deficit)
Common Stock:  $.001 Par; 50,000,000 Shares
 Authorized as of August 31, 2000 and 20,000,000
 Shares Authorized as of August 31, 1999; 18,999,133
 and 10,999,000 Issued and Outstanding as of
 August 31, 2000  and 1999, respectively                 18,999      10,999

Additional Paid-In Capital                               33,217           -
Deficit Accumulated During Development Stage            (62,727)    (11,049)

Total Stockholders' Equity (Deficit)                    (10,511)        (50)

Total Liabilities and Stockholders' Equity (Deficit) $1,025,217    $      -


 The accompanying notes are an integral part of this financial statement.

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada


STATEMENTS  OF  CHANGES IN STOCKHOLDERS' EQUITY
(DEFICIT) FOR  THE  PERIOD FROM THE DATE OF INCEPTION
(JANUARY 10, 1996) TTHROUGH AUGUST 31, 1999 AND
AUGUST 31, 2000

                                          (U.S.DOLLARS)

                                                                  Deficit
                                                                             Accumulated
                                                              Additional     During
                                 Number      Par     Common    Paid in       Developing   Stockholders
                                   of        Value   Stock     Capital       Stage        Deficit
                                 Shares
Balance - January 10, 1996              -     $    -  $    -  $       -      $       -    $       -

January 11, 1996
Common  Stock issued
in exchange for
expenses paid by
shareholders                     10,999,133    0.001   10,999         -              -       10,999


Net Loss for the Period                 -          -        -         -        (11,049)     (11,049)

Balance - August 31, 1999        10,999,133    0.00    10,999         -        (11,049)         (50)

June 21, 2000
Common Stock issued as partial
consideration for acquisition
of marketing rights               8,000,000    0.001    8,000         -              -        8,000

Cash Contribution of Capital            -          -        -    17,217              -       17,217

Territory Fee Paid by Shareholder
on behalf of Company                    -          -        -    10,000              -       10,000

Consulting Services contributed
by shareholder                          -          -        -     6,000              -        6,000

Net Loss for the Period                 -          -        -         -        (51,678)     (51,678)

Balance - August 31, 2000        18,999,133   $0.001  $18,999   $33,217       $(62,727)    $(10,511)


The accompanying notes are an integral part of this financial statement.

                                   F-4

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada


STATEMENTS  OF  OPERATIONS FOR THE THREE YEARS  IN
THE  PERIOD  ENDED AUGUST 31, 2000 AND FOR THE PERIOD
FROM THE DATE OF INCEPTION (JANUARY 10, 1996) THROUGH
AUGUST 31, 2000


                                          U.S. DOLLARS


                       Inception to    Year Ended     Year Ended    Year Ended
                        August 31,      August 31,    August 31,     August 31,
                           2000           2000          1999           1998

Revenues                 $    -        $    -          $  -          $   -

Expenses
Territory Fee             10,000         10,000           -              -
Consulting Fees            6,000          6,000           -              -
Organization Costs        11,049            -             -              -
Professional Fees         26,333         26,333           -              -
Transfer Agent Fees        7,035          7,035           -              -
General and Administrative 2,310          2,310           -              -

Total Expenses            62,727         51,678           -              -

Net Loss for the Period $(62,727)      $(51,678)       $  -            $ -

Weighted Average      12,555,164     12,555,164    10,999,133    10,999,133
Outstanding Shares


Loss per Share - Basic and
Diluted                $  (0.01)       $  (0.01)      $(0.00)           $(0.00)


The accompanying notes are an integral part of this financial statement.

                                    F-5



OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada


STATEMENTS  OF CASH FLOWS FOR THE THREE YEARS IN THE
PERIOD  ENDED  AUGUST 31,  2000 AND FOR THE PERIOD
FROM THE DATE OF INCEPTION (JANUARY 10, 1996) THROUGH
AUGUST 31, 2000


                                                 U.S. DOLLARS

                                       Inception to   Year Ended    Year Ended   Year Ended
                                        August 31,    August 31,    August 31,   August 31,
                                           2000          2000          1999         1998
Cash Flows from Operating Activities
Net Loss for the Period                $  (62,727)    $  (51,678)   $        -   $        -

Add:  Non-Cash Adjustments
Contributing Services                       6,000          6,000             -            -

Changes in Assets and Liabilities:
Non-Refundable Payment - Marketing
  Rights                                  (17,217)       (17,217)            -            -
Accounts Payable                            6,845          6,845             -            -
Due to Stockholder                         28,883         28,833            50            -

Net Cash Flows from Operating
  Activities                              (38,216)       (27,217)            -            -

Cash Flows from Investing Activities            -              -             -            -

Cash Flows from Financing Activities
Paid-in Capital                            27,217         27,217             -            -
Proceeds from Common Stock                 10,999              -             -            -

Net Cash Flows from Financing
  Activities                               38,216         27,217             -            -

Net Increase in Cash and Cash
  Equivalents                                   -              -             -            -

Cash and Cash Equivalents  -
  Beginning of Period                           -              -             -            -

Cash and Cash Equivalents  -
  End of Period                          $      -     $        -    $        -     $      -


 The accompanying notes are an integral part of this financial statement.

OZOLUTIONS
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES



                                   Inception to      Year Ended   Year Ended     Year Ended
                                    August 31,        August 31,   August 31,     August 31,
                                      2000              2000         1999           1998
Acquisition of Marketing Contracts
            Assets Purchased       $1,025,217          $1,025,217     $  -          $  -

Less:  Purchase Price Financed via
Payable to 1421209 Ontario Limited (1,000,000)         (1,000,000)       -             -

Less:  Purchase Price Paid via         (8,000)             (8,000)       -             -
Stock Issuance

Cash Paid - Non-Refundable Deposit  $  17,217           $   17,217    $  -           $ -



  The accompanying notes are an integral part of this financial statement.

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada


NOTES TO FINANCIAL STATEMENTS


Note A - The Company
      The  Company  was incorporated under the laws of
      the  state  of Delaware on January 10, 1996 as
      Unipack Process, Inc.  The  name of  the  Company
      was changed to Rico Resources  1999,  Inc.  on
      October  22,  1999.   On April 12, 2000 the Board
      of  Directors filed  a  Certificate  of Amendment
      with the  Secretary  of  the State  of  Delaware
      changing the name to Ozolutions,  Inc.   On April
      12, 2000, the Board of Directors amended the articles of incorporation to increase the number of authorized shares of common stock from 20,000,000 to 50,000,000 shares of $.001 par value common stock. The Company's principal office is located in Toronto, Ontario, Canada.

      Scope of Business
      At the present time the Company is in the development stage and does not provide any product or service. The Company intends to be an international marketer and distributor of water purification systems using ozone technology. The markets the Company will target are Mexico, Caribbean, and Ontario, Canada.

      The Company's future success is dependent upon its ability to raise sufficient capital in order to continue to develop its market for its services. There is no guarantee that such capital will be available on acceptable terms, if at all.

      Purchase of Marketing Rights
      The   Company  purchased  the  exclusive  marketing
      rights   to distribute  "Hankin Atlas Ozone Systems"
      products in Canada  and Mexico  from 1421209 Ontario
      Limited. The acquisition occurred on June 21, 2000 in which Ozolutions, Inc. received the rights to begin Distributing Hankin Atlas Ozone systems and became obligated to Hankin for the purchase price described below.

      The original payment terms (subsequently amended on
      November  7, 2000)  was  for One Million Seventeen
      Thousand Two  Hundred  and Seventeen ($1,017,217)
      Dollars, U.S. and the issuance  of  Eight Million
      (8,000,000)  common  shares  of  Ozolutions,  Inc.
      The Seventeen  Thousand Two Hundred and Seventeen
      ($17,217)  Dollars U.S.  was  a non non-refundable
      deposit paid to 1421209  Ontario Limited.   The sum
      of Five Hundred and Fifty Thousand ($550,000)
      Dollars,  U.S.  and  the delivery of Eight  Million
      (8,000,000) common  shares of stock were payable on
      or before  the  sixtieth (60th)  day  following  the
      qualification  for  trading  of  the Ozolutions,
      Inc.  common shares on a recognized  United  States
      Securities  Exchange, but in not case later  than
      November  21, 2000.   The  sum  of  Two Hundred and
      Fifty Thousand  ($250,000) Dollars,  U.S. is payable
      on or before the one hundred  fiftieth (150th)  day
      following the qualifications for  trading  of  the
      Ozolutions,  Inc.  common shares on a recognized
      United  States Securities Exchange, but in no case
      later than April  21,  2001. The  remainder  of  the
      purchase price for Two Hundred  Thousand ($200,000)
      Dollars,  U.S.  was  payable  on  or
      before    the expiration  of  one  hundred eighty days
      after  the shares  of Ozolutions,   Inc.  have  been  qualified
      for  trading   on   a recognized  United States
      Securities Exchange, but in no case later than April 21, 2001. The remainder of the purchase price for Two Hundred Thousand ($200,000) Dollars, U.S.
      was payable on or before the expiration of one hundred eighty days after the shares of Ozolutions, Inc. have been qualified for trading on a recognized United States Securities Exchange, but in no case later than August 21, 2001.

                                                   -continued -
                                    F-8

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada


NOTES TO FINANCIAL STATEMENTS


Note A - The Company - continued

      On November 7, 2000 the agreement was amended to extend the original due dates of the purchase price installments to allow Ozolutions additional time to raise capital and to further business operations. The revised due dates of the installments are as follows:

      The  sum  of Five Hundred and Fifty Thousand
      ($550,000) Dollars, U.S.   is   payable  on  or
      before  the  90th   day   following qualification
      for trading of Ozolutions stock on  a  recognized
      U.S.  exchange but in no case later than June 30,
      2001, and  the delivery  of  Eight Million
      (8,000,000) common shares  of  stock
      are payable on or before the thirtieth (30th) day following the qualification for trading of the Ozolutions, Inc. common shares on a recognized
      United States Securities Exchange, but  in  no case
      later  than  April  30,  2001.   In  November  2000, the
      8,000,000  shares  of  common stock  were  delivered
      to  141209 Ontario  Limited.   The sum of Two
      Hundred  and  Fifty  Thousand ($250,000)  Dollars,
      U.S. is payable on or before the one hundred fiftieth (150th) day following the qualifications for trading  of  the Ozolutions, Inc. common shares
      on a  recognized United  Stats  Securities Exchange,
      but in no case later than August 30, 2001. The remainder of the purchase price for Two Hundred Thousand ($200,000) Dollars, U.S. is payable on or before  the  expiration  of one hundred eighty
      days  after  the shares of Ozolutions, Inc. have
      been qualified for trading on a recognized United States Securities Exchange, but in no case later than  September 30, 2001.  The above  terms  reflect
      the current terms of the asset purchase agreement as outlined in an addendum effective on November 7,
      2000.   Should  the  Company fail  to  achieve
      qualification on a recognized U.S.  Securities
      Exchange, the purchase agreement will continue as long as the Company meets the above payment obligations.

Note B - Summary of Significant Accounting Policies
      Method of Accounting
      The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

      Development Stage
      The  Company  has  operated  as a development  stage
      enterprise since  its  inception  by  devoting
      substantially  all  of  its efforts  to  financial
      planning, raising capital,  research  and
      development,  and  developing markets  for  its
      services. The Company prepares its financial statements in accordance with the requirements of Statement of
      Financial Accounting Standards No.   7,   Accounting
      and  Reporting  by   Development   Stage
      Enterprises.

      Earnings (Loss) Per Common Share
      Earnings (loss) per common share is computed in
      accordance  with SFAS   No.  128,  "Earnings  Per
      Share,"  by  dividing   income available  to common
      stockholders by weighted average number of common shares outstanding for each period.

      Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.
                                                           - continued -
                                    F-9

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario,
Canada


NOTES TO FINANCIAL STATEMENTS

Note B - Summary of Significant Accounting Policies - continued
      Organizational Expenses
      Organizational   expenses   represent
      management,   consulting, legal,  accounting,
      and filing fees incurred to date in the formation of the Company. Organizational costs are expensed as incurred pursuant Statement of Position 98-5 on Reporting on the Costs of Start-Up Activities.

      Income Taxes
      The  Company accounts for income taxes in
      accordance  with  SFAS No.  109,  "Accounting
      for Income Taxes," using  the  asset  and
      liability  approach, which require recognition
      of  deferred  tax liabilities  and assets for
      the expected future tax consequences of
      temporary differences between the carrying
      amounts  and  the tax  basis of such assets and
      liabilities.  This method utilizes enacted
      statutory tax rates in effect for the year in
      which  the temporary   differences  are
      expected  to  reverse  and   gives immediate
      effect to changes in income tax rates upon
      enactment. Deferred  tax  assets  are
      recognized,  net  of  any  valuation allowance,
      for temporary differences and net operating
      loss  and tax   credit   carryforwards.
      Deferred  income   tax   expense represents
      the  change  in net deferred  assets  and
      liability balances.   The Company had no
      material deferred tax assets or liabilities for the periods presented.

      Provision for Income Taxes
      Deferred income taxes result from temporary
      differences  between the  basis  of assets and
      liabilities recognized for differences between
      the financial statement and tax basis thereon,
      and  for the  expected  future  tax  benefits
      to  be  derived  from  net operating  losses
      and  tax credit carryforwards.   A  valuation
      allowance  is recorded to reflect the
      likelihood of realization of deferred tax assets. At August 31, 2000 the Company has approximately $53,000 of net operating losses available for Federal tax purposes which are available to offset future taxable income. The net operating loss carry forwards begin to expire in 2011. The
      Company has fully reserved for any furture tax benefits from the net operating loss carry forwards since it has not generated any revenues to date.

      Marketing Rights
      Marketing  rights represent the exclusive
      rights  to  distribute "Hankin  Atlas  Ozone
      Systems" acquired  from  1421209  Ontario
      Limited.   Contracts are recorded at cost.  No
      amortization has been taken since the contracts have not yet been placed in service.

Note C - Stockholders' Equity
      Common Stock
      The Company's Securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a "Public Offering" within the meaning of the United States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the
      Act.

      The stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of the company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

                                                           - continued -

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada


NOTES TO FINANCIAL STATEMENTS


Note C - Stockholders' Equity - continued

      Initial Capitalization
      The  Company  had all of its organizational
      costs  paid  by  the shareholders.  The
      shareholders paid $10,999 for these  services
      for  which  they  received 10,999,133 shares
      of  the  Company's common  stock. The value
      assigned to the shares was  $.001  U.S. per
      share.   In  addition,  certain  stockholders
      made cash contributions of $27,217, of which $17,217
      was  used   for purchasing the marketing rights
      and $10,000 for territory fees. The cash contributions have been recorded as additional paid-in capital in the accompanying financial statements.

      Shares  Issued in Connection with the Purchase
      of the  Marketing Contracts
      The  Company  approved the issuance of Eight
      Million (8,000,000) Shares  of common stock in
      June 2000 as part of the purchase  of the
      business.  See Note A for details.  The value
      assigned  to the   shares  was  $.001  U.S.
      The shares were subsequently delivered in November 2000.

Note D - Loan Agreement
      The  Company  signed  a loan agreement on  June
      21,  2000  with 1421209  Ontario  Limited (A
      Related Party)  for  Three  Hundred Thousand
      ($300,000)  Dollars, U.S. The proceeds  will
      be  made available  to  the  Company at its
      option  for  use  as  working capital  during
      the  start  up  phase  of  the  operation.  The
      proceeds  become  available to the company upon
      1421209  Ontario Limited  receiving  the first
      installment  of  $550,000  of  the purchase
      price  of  the  marketing  rights.   No
      amounts were outstanding under this agreement as of August 31, 2000 or 1999. The loan is payable quarterly in arrears with an interest rate of Six and One-Half Percent (6.5 %) per annum, and is payable in full in two (2) years.

Note E - Due to Stockholder
      Due to stockholder represents amounts due for expenses paid on behalf of the Company. The amount due is non-interest bearing and contains no formal repayment terms.

Note F - Consulting Agreements
      The  Company signed a consulting agreement on
      July 1, 2000.  The consulting services consist
      of managerial services, advising  on
      production, distribution, sales and promotion, labor
      negotiations,  contract  negotiations,
      financial  services,  and such  other
      consulting services as the Company  and
      consultant agree  upon.      The  agreement is
      in  effect  September  1,  2000
      through August 31, 2003 with an annual fee of Ninety Thousand ($90,000) Dollars, U.S.

      The  Company entered into a consulting
      agreement on May 5, 2000,
      which  consists  of  the  development of
      sales,  marketing  and application   of
      technology  for  the  use  of  ozone   related
      technologies.   The  agreement  is  for  a
      term  of  one   year commencing September 1,
      2000 with an annual fee of $12,000.

Note G - Related Party Transactions
      The  expenses  of Ozolutions, Inc. have been
      paid on  behalf  of one  of the stockholders,
      therefore a Due to Stockholder account has
      been  set  up.  The balance for the period
      from  inception (January  10, 1996) to August
      31, 2000 and August  31,  1999  is $28,883
      and   $-0-,   respectively.   The  Company
      purchased marketing rights from and has outstanding debt with 1421209 Ontario
      Limited, a Company which owns 42% of the outstanding stock of Ozolutions, Inc. at August
      31, 2000. The Company used office space in a facility owned by a stockholder at no cost.
      The estimated fair rental of the office space is deemed immaterial to financial statements.

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada


NOTES TO FINANCIAL STATEMENTS


Note H - Going Concern
      The  Company's financial statements have been
      presented  on  the basis  that  it  is  a
      going concern,  which  contemplates  the
      realization  of  assets and the satisfaction of
      liabilities  in the  normal course of business.
      The Company reported net  losses of  $62,727
      from the period of inception (January 10, 1996) through August 31, 2000. As a result there is a retained deficit of $62,727 at August 31, 2000.

      The  Company's continued existence is dependent
      upon its ability to  raise  capital  or  to
      successfully  market  and  sell  its products.
      The  financial  statements  do  not   include
      any adjustments that might be necessary should the Company be unable to continue as a going concern.